November 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Nasreen Mohammed, Doug Jones, Scott Anderegg, and Dietrich King

Re:	Neuralbase AI Ltd. Amendment No. 2 to Registration Statement on Form 10-12G Filed October 9, 2024 File No. 000-33325

Dear Commission Staff:

We are submitting this letter on behalf of Neuralbase AI Ltd. (f/k/a Viratech Corp.) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 28, 2024, relating to the Company’s Registration Statement on Form 10-12G originally filed with the Commission on July 26, 2024, as amended, on September 11, 2024, and on October 9, 2024 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 9, 2024

Liquidity and Capital Resources, page 28

1. We note your revised disclosure in response to prior comment 9, including that you plan to fund operations through "a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements." Please revise to reconcile with your revised disclosure on page 5 that you plan to obtain financing "through our previously developed business relationships and through our officer and director." Additionally, to the extent that you receive financing from your officer and director, please update your related party transactions disclosure.

Response: We have added the revised the filing on page 5 to read as follows:

“As of the date of this Report, we have not secured additional financing. However, we believe that, through our established business relationships and the efforts of our officers and directors, we will be able to obtain the necessary financing to continue operations. Our officers and directors intend to pursue any additional financings through equity offerings, debt financings, potential collaborations, strategic alliances, licensing arrangements, and other viable capital-raising options available at the time. However, there can be no assurance that we will be able to raise the necessary funds, or, if we do raise additional funds, that they will be in the required amounts or on terms favorable to us. For more information regarding the risks associated with our financing activities, please see the “Risk Factors” section of this Report below.”

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 32

2. We note your revised disclosure in response to prior comment 11. Please revise to state the approximate dollar value of the amount involved in each transaction. Refer to Item 404(d) of Regulation S-K. Additionally, please revise, here and on page 33, to reflect the proper date of the transaction between the company and Henry Manayan.

Response: We have revised the filing to add the approximate dollar value of the amount involved in each transaction and amended the date of the Henry Manayan transaction accordingly.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at info@viratechcorporation.com.

Thank you for your courtesies,

/s/ Frank Gomez
Frank Gomez, CEO